March 28, 2013

VIA E-MAIL AND FEDERAL EXPRESS

Jennifer Gowetski, Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

> **Re:** *Fundrise 906 H Street NE, LLC ("Fundrise" or the "Company")*
> *Amendment No. 4 to Regulation A Offering Statement on*
> *Form 1-A Filed on July 19, 2012*
> *File No. 024-10325*

Dear Ms. Gowetski:

We are responding to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") by email dated March 26, 2013 regarding Fundrise's Regulation A Offering Statement on Form 1-A referenced above (the "Form 1-A"). For your convenience, Fundrise's responses are prefaced by the Staff's corresponding comment in italicized text.

Unless stated otherwise, the terms "we", "us", "our", "Fundrise", "Company", "Management", or similar terms collectively refer to Fundrise 906 H Street NE, LLC.

The Manager, page 19

1. *We note your disclosure on page 12 of the financial statements that Westmill has assigned its rights under the Fundrise 906 H Street NE, LLC Operating Agreement to Rise Companies Corp. for ongoing fees and your disclosure on page 13 of the financial statements that Rise Companies Corp. advanced $26,510 to the company on a short term basis. Please revise your disclosure regarding the Manager to briefly describe the relationship between you and Rise Companies Corp., including identifying the individuals that have investment control of Rise Companies Corp. In addition, please clarify whether Rise Companies is currently performing the obligations of Manager, whether it is entitled to all the fees listed on page 19 and the material terms of any assignment to Rise Companies.*

Response: In response to the Staff's comment, Fundrise has updated its financial statements and the Form 1-A to detail its relationship to Rise Companies Corp ("Rise Companies").

Benjamin Miller and Daniel Miller each own 50% of the Manager, Westmill Capital Partners LLC ("Westmill"), and Rise Companies, which are all affiliated entities. Westmill has been engaged for ongoing asset management and is entitled to the Manager's fees, as detailed in the Form 1-A. For accounting purposes, Rise Companies, an affiliate of the Manager, has collected and held fees on behalf of Westmill and the Manager. Rise Companies does not perform the obligations of the Manager and is not entitled to any of the fees detailed in the Form 1-A, through assignment or otherwise.

In addition, Rise Companies has advanced funds to the Company on a short-term basis in connection with the legal costs associated with this offering. It is common practice in real estate to transfer funds among affiliated entities as due to/due from in the general ledger. In this instance, the Company would have had to draw down the loan proceeds to pay for the legal costs associated with this offering. From an accounting perspective, it was determined that it was more beneficial for Rise Companies to book a short term amount due from the Company so that the Company would not have to draw down any loan proceeds until it had accrued more costs.

* * *

We appreciate the Staff's comments and request the Staff contact Bjorn Hall of O'Melveny & Myers LLP at (202) 383-5415, (202) 383-5414 (facsimile) or bhall@omm.com (email), or the undersigned at (202) 584-0550, (202) 747-3982 (facsimile), or ben@fundrise.com (email) with any questions or comments regarding this letter.

Sincerely,



Benjamin S. Miller
Manager, Fundrise 906 H Street NE, LLC

Attachments

cc: Daniel S. Miller
Manager, Fundrise 906 H Street NE, LLC

Martin P. Dunn

Bjorn J. Hall